[Company Letterhead]

February 10, 2011

VIA EDGAR AND TELEFAX (703-813-6967)

Ms. Linda Cvrkel
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:
TBS International Limited  Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, filed March 16, 2010
Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2010 filed November 9, 2010 - File No. 001-34599

Dear Ms. Cvrkel:

On behalf of TBS International Limited (the "Company"), we are writing in response to your letter dated January 11, 2011, regarding our response letter dated December 22, 2010, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which the Company filed with the Securities and Exchange Commission (the “commission”) on March 16, 2010, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which the Company filed with the Commission on November 9, 2010 (File No. 000-34599).  Your comments are set forth below, followed by our corresponding response.

Form 10-K for the year ended December 31, 2009

Note 2.  Summary of Significant Accounting Policies and Basis of Presentation

Revenue Recognition -Related Expenses, page F-8

We note from your response to our prior comment 2 that you believe revenue is not recognized in advance of performance; however it is still not clear to us when “performance” actually begins on your voyage charters. In light of your response at the bottom of the first paragraph that a customer obligation is created when the customer is notified of the scheduled arrival of the vessel at the load port, it would appear that a voyage charter does not begin until the vessel gets to the load port and contract performance would not include transit time to the load port. Please explain to us in more detail why you believe performance of a specific voyage charter begins upon completion of the discharge of the vessel’s previous cargo. As part of your response, please clearly indicate the time which a customer begins its obligations under the contract and the time the obligation ends.

Response

We respectfully submit that we begin performance on our voyage charters when we commit our vessel and begin traveling to the load port.  The transit of our vessel to the load port is solely done to perform under the specific voyage charter.  Under said voyage charters, the customer is contractually committed to the voyage and our performance begins when we make ready the cargo holds for the next cargo and transit to the load port.  We do not transit to the load port unless we have a cargo commitment from the customer; which is typically received by us before the time of discharge of the previous voyages’ cargo.  If the customer fails to deliver cargo as agreed, we are entitled to “deadfreight,” which is compensation for our performance in getting the vessel to the load port as specified in the non-cancelable voyage charter.  Likewise, when we communicate the expected arrival date at the load port, we are obligated to have the vessel ready for loading at the agreed load date.  To fulfill our obligation, and ahead of our vessel’s arrival at the load port, we make the vessel ready, we arrange with our load port agent to receive and load the customer’s cargo, advance funds to our agent to cover expected costs, develop stowage plans, and arrange for our port captains to meet the vessel and supervise loading.  We believe that the commitment of our vessel and personnel, along with the engagement of our agent and the making of cash advances to our agent is evidence of our performance on the voyage charter at the time of discharge of the previous voyages’ cargo.

As stated previously per the agreement terms, a non-cancelable customer obligation is created when the customer is notified of the scheduled arrival of the vessel at the load port and that obligation ends when the cargo is delivered to the consignee and the freight due is paid.

We respectfully submit that the appropriate method to recognize revenue for voyages beginning and ending in two different accounting periods is from the completion of discharge of the vessel's previous cargo to the completion of discharge of the current cargo.  However if revenue were recognized from the date of loading to the completion of discharge the impact on our financial statements would not be material as shown in the following analysis:

(In thousands)
	Impact on voyage revenue	Voyage revenue reported for Quarter / Year	Percentage change in voyage revenue	Impact on net income (loss)	Net Income (Loss) reported for quarter / year	Percentage change in Net Inc/(loss)
Q1 2008	$(2,106)	$98,160	(2.15)%	$(2,106)	$45,378	(4.64)%
Q2 2008	1,152	128,696	0.90%	1,152	52,641	2.19%
Q3 2008	397	161,397	0.25%	397	59,143	0.67%
Q4 2008	714	130,655	0.55%	1,289	34,615	3.72%
2008	$157	$518,908	0.03%	$732	$191,777	0.38%

Q1 2009	$(507)	$64,513	(0.79)%	$(84)	$(21,288)	0.39%
Q2 2009	(62)	59,741	(0.10)%	834	(16,913)	(4.93)%
Q3 2009	(286)	57,163	(0.50)%	(321)	(18,139)	1.77%
Q4 2009	1,033	66,563	1.55%	(505)	(10,700)	4.72%
2009	$178	$247,980	0.07%	$(76)	$(67,040)	0.11%

Q1 2010	$(463)	$74,358	(0.62)%	$(27)	$(7,843)	0.34%
Q2 2010	210	70,640	0.30%	254	(9,677)	(2.62)%
Q3 2010	57	75,196	0.08%	(16)	(10,355)	0.16%
Q4 2010	80	74,727	0.11%	272
2010	$(116)	$294,921	(0.04)%	$483	$(27,875)	(1.73)%

As disclosed in our financial statements, where a loss is forecasted for a voyage, the full amount of the probable loss is recognized in the quarter that the loss can be estimated.  The impact on net income using the “load to discharge” basis instead of the “discharge to discharge” basis is different from the impact on revenue for quarters that include forecasted losses.

Form 10-Q for the Quarter ended September 30, 2010

Management's Discussion and Analysis

Non-GAAP Financial Measures
We note from your response to our prior comment 7 that you use EBITDA as a liquidity measure.  However, we note that your disclosure reconciles EBITDA to net income, which would indicate its use as an operating performance measure. To the extent EBITDA continues to be used as a liquidity measure, please revise your disclosure in future filings to reconcile EBITDA to cash flow from operations and to present the amounts of cash flows from investing and financing activities alongside your reconciliation.

Response

In future filings we will include a table that reconciles EBITDA to cash flow from operations as well as present the amounts of cash flows from investing and financing activities.

Liquidity and Capital Resources

We note from your response to our prior comment 8 that in your analysis of the modifications to the non-revolving credit facility you used terms that existed prior to the March 2009 amendments because the March 2009 modifications were not deemed to be substantial and the May 2010 amendments, which although beyond the 12 month requirement to look back were being negotiated in March, were deemed, for the purpose of your analysis to have taken place within one year of the March 2009 amendments.  In light of the fact that the most recent amendments were made in May 2010, more than a year subsequent to the March 2009 amendments, please tell us if there would be a materially different result if the March 2009 amended amounts had been used in your analysis.  If so, please explain to us in further detail why you believe your accounting is appropriate.

Response

We respectfully submit that we performed the “substantial” modification test prescribed under ASC 470-50-40-10 using March 2009 amended terms of credit facilities, and our analysis and the resulting conclusion were not materially different from the analysis we performed using terms that existed prior to the March 2009 amendments.

***

We believe that the foregoing is responsive to your comments.  If you have any additional comments or questions, please contact the undersigned at (914) 233-1123.

Very truly yours,

Ferdinand V. Lepere
Chief Financial Officer

 cc:         Claire Erlanger, SEC Staff
Jonathan Sackstein, PricewaterhouseCoopers LLP
Steven Finley, Gibson Dunn & Crutcher LLP